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Exhibit 21.1
Subsidiaries of registrant

Metrocall USA, Inc. (a Delaware corporation)
Electronic Tracking Systems, Inc. (a Delaware corporation)
A+ Acquisitions Subsidiary, Inc. (a Tennessee corporation)
McCaw RCC Communications, Inc. (a Washington corporation)
Advanced Nationwide Messaging Corporation (a Washington corporation) MSI, Inc. (a Nevada corporation)
Mobilefone Service, L.P. (a Texas limited partnership)